      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1998

                                                  REGISTRATION NO. 333-_________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                  ---------------------------------------------

                             ADVANCE PARADIGM, INC.
             (Exact Name of Registrant as Specified in Its Charter)


           DELAWARE                                       75-2493381
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                       Identification Number)


                   545 EAST JOHN CARPENTER FREEWAY, SUITE 1570
                               IRVING, TEXAS 75062
                                 (972) 830-6199
                          (Address, Including Zip Code,
                         and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                  ---------------------------------------------

                                DAVID D. HALBERT
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   545 EAST JOHN CARPENTER FREEWAY, SUITE 1570
                               IRVING, TEXAS 75062
                                 (972) 830-6199
                       (Name, Address, Including Zip Code,
                   and Telephone Number, Including Area Code,
                              of Agent for Service)

                      ------------------------------------

                                 With a copy to:

                          J. KENNETH MENGES, JR., P.C.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                         1700 PACIFIC AVENUE, SUITE 4100
                               DALLAS, TEXAS 75201
                                 (214) 969-2800

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ]
                                                             -------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ]
     --------------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]

                         CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------------
  TITLE OF SHARES TO BE REGISTERED                                  PROPOSED MAXIMUM         PROPOSED MAXIMUM          AMOUNT OF
                                             AMOUNT TO BE         AGGREGATE PRICE PER       AGGREGATE OFFERING     REGISTRATION FEE
                                              REGISTERED               SHARE (1)                 PRICE(1)
===================================================================================================================================
Common Stock, par value $0.01 per share       876,078 shares             $34 15/16                $30,607,975             $9,275
===================================================================================================================================

(1) Estimated pursuant to rule 457(c) solely for the purpose of calculating the amount of the registration fee based on the average of the high and low prices of the Common Stock reported by the Nasdaq National Market on May 29, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

                    Subject To Completion, Dated June 2, 1998

PROSPECTUS
                                 876,078 SHARES

                             ADVANCE PARADIGM, INC.

                                  Common Stock

                            ------------------------

         This Prospectus relates to an aggregate of 876,078 shares (the "Shares") of common stock, par value $0.01 per share ("Common Stock"), of Advance Paradigm, Inc. ("Advance" or the "Company"), a Delaware corporation, which may be offered from time to time (the "Offering") by the persons listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders"). The Shares were acquired by the Selling Stockholders pursuant to the Company's merger with Innovative Medical Research, Inc. ("IMR") (the "Transaction"). The Common Stock issued to the Selling Stockholders in the Transaction was issued in reliance on exemptions from the registration requirements of the Securities Act of 1993, as amended (the "Securities Act"). In accordance with the terms of the Transaction, the Company has agreed to register the Shares for resale by the Selling Stockholders. The Shares are being registered under the Securities Act on behalf of the Selling Stockholders to permit the public sale or other distribution of the Shares.

         The Shares may be sold or distributed from time to time by or for the account of the Selling Stockholders in transactions on the Nasdaq National Market ("Nasdaq"), in privately negotiated transactions (including sales pursuant to pledges), in a combination of such methods or by any other legally available means. Such methods of sale may be conducted by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Stockholders may effect such transactions directly, or indirectly through broker-dealers or agents acting on their behalf and, in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions or discounts from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell Shares as principal or both (which commissions or discounts might be in excess of customary commissions). See "Plan of Distribution."

         The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company will bear all expenses incident to the registration of the Shares under federal and state securities laws and the sale of the Shares hereunder other than expenses incident to the delivery of the Shares to be sold by the Selling Stockholders. Any transfer taxes payable on any Shares and any commissions and discounts payable to underwriters, agents or dealers will be paid by the Selling Stockholders.

         The Common Stock is quoted on Nasdaq under the symbol "ADVP." On May 29, 1998, the last reported sale price for the Common Stock as reported by Nasdaq was $35 7/16 per share. The Company had 8,904,472 shares of Common Stock issued and outstanding as of March 31, 1998.

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is June 2, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NEITHER BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NEITHER CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                TABLE OF CONTENTS




Available Information....................................................................................2

Incorporation of Certain Documents by Reference..........................................................3

The Company..............................................................................................4

Risk Factors.............................................................................................5

Selling Stockholders....................................................................................10

Use of Proceeds.........................................................................................10

Plan of Distribution....................................................................................11

Legal Matters...........................................................................................11

Uncertainty of Forward Looking Statements...............................................................11

Experts.................................................................................................12


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Room 3190, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the SEC at prescribed rates through the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents also may be obtained through the website maintained by the SEC at http://www.sec.gov. Advance Common Stock is listed on Nasdaq (ADVP). Such reports, proxy statements and other information relating to the Company may also be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the Shares (such registration statement, including all amendments and supplements thereto, is hereinafter referred to as the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated herein by reference, and each such statement is deemed qualified in its entirety by such reference. The Registration Statement and exhibits thereto may be inspected without charge at the public reference facilities maintained by the SEC, regional offices of the SEC and offices of the SEC and Nasdaq referred to above, and copies thereof may be obtained from the SEC at prescribed rates.

         No person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any shares of

Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, filed by the Company (File No. 0-21447) with the SEC pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

         (i) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, as amended by the Form 10-K/A for the fiscal year ended March 31, 1997;

         (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997;

         (iii) the Company's Schedule 14A Proxy Statement dated July 29, 1997 relating to the 1997 Annual Meeting of Stockholders held September 23, 1997;

         (iv)     the Company's Current Report on Form 8-K dated February 24,
                  1998.

         Also incorporated by reference into this Prospectus are the following documents filed by Advance with the SEC pursuant to the Securities Act:

                  (a) the description of the Company's Common Stock contained in the Company's Registration Statement on Form S-1 (No. 333-06931) filed with the SEC on June 26, 1996, as amended by Amendment No. 1 thereto filed with the SEC on July 10, 1996, Amendment No. 2 thereto filed with the SEC on September 11, 1996, Amendment No. 3 thereto filed with the SEC on September 30, 1996, and Amendment No. 4 thereto filed with the SEC on October 8, 1996.

         All reports and other documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial Registration Statement and prior to the termination of the Offering shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Advance Paradigm, Inc., 545 East John Carpenter Freeway, Suite 1570, Irving, Texas 75062, Attention: Mr. Danny Phillips, telephone number (972) 830-6199.

                                   THE COMPANY

         Advance is a leading independent provider of pharmacy benefit management ("PBM") services to health benefit plan sponsors, based on the over twelve million health plan members enrolled in the Company's programs. The Company's primary focus is on the delivery of cost-effective, high quality, integrated PBM services. In addition, the Company has developed and is expanding its clinical expertise and disease management services to meet the specialized needs of its plans' members, particularly those requiring costly, long-term and recurring therapies. These services are designed to inform and educate health benefit plan sponsors, their members and participating physicians of nationally recognized practice guidelines for various disease states.

         The Company's PBM services include clinical and benefit design consultation, formulary and rebate administration, electronic point-of-sale pharmacy claims processing, mail pharmacy distribution, pharmacy network management, drug utilization review and data information reporting services. The Company administers a pharmacy network that includes over 52,000 retail pharmacies throughout the United States. In 1994, as a response to increasing cost-containment pressures from payors, the Company began to utilize its clinical and information systems capabilities to develop health benefit management ("HBM") services. The Company's HBM services include disease management, recommendation of clinical guidelines, patient and physician profiling, case finding, compliance and outcome measurement, and patient adequacy of care, quality of life and member satisfaction surveys.

         The Company was incorporated in Delaware in July 1993 as a wholly owned subsidiary of Advance Health Care ("AHC"). Immediately prior to the Company's initial public offering in October 1996, AHC was merged with and into the Company, with the Company being the surviving corporation. Currently, the Company has four wholly owned subsidiaries, Advance Paradigm Mail Services, Inc. ("Advance Mail"), Advance Paradigm Data Services, Inc. ("Advance Data"), Advance Paradigm Clinical Services, Inc. ("Advance Clinical") and IMR. Advance Mail was incorporated in 1986 and began operations in early 1987 as a mail order pharmacy. In 1992, Advance Data was incorporated to provide plan participants an alternative for purchasing prescriptions through a network of retail pharmacies and to provide claims adjudication services. In August 1993, AHC contributed all of the capital stock of Advance Data and Advance Mail to the Company. In December 1993, the Company acquired Advance Clinical, formerly a wholly owned subsidiary of Blue Cross and Blue Shield of Maryland. In February 1998, the Company merged with IMR, a privately held company.

         The principal executive office of Advance is located at 545 East John Carpenter Freeway, Suite 1570, Irving, Texas 75062, and its telephone number is
(972) 830-6199.

                                  RISK FACTORS

In addition to the other information set forth and incorporated by reference in this Prospectus, prospective purchasers of the Shares should consider carefully the following risk factors in evaluating an investment in the Company.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; LENGTHY SALES CYCLE; FUTURE RESULTS UNCERTAIN

         The Company has experienced and may in the future experience significant fluctuations in revenue and operating results from quarter to quarter and from year to year due to a combination of factors, including: demand for the Company's services; the size, timing of contract signings and recognition of revenues from significant customer additions and losses; increased competition; the Company's success in, and expense associated with, developing and introducing new services; the availability of rebates from pharmaceutical manufacturers; the length of the Company's sales cycles; the Company's ability to increase staff to meet demand; economic conditions generally or in specific industry segments; and other factors outside of the control of the Company. As a result of all of these factors, there can be no assurance that the Company will be profitable on a quarterly or annual basis. Due to the foregoing, it is possible that the Company's operating results in some future quarters will be below analysts' expectations, which in turn could adversely affect the Company's stock price.

GROWTH OF HBM SERVICES

         The Company is presently expending significant resources to develop and expand its HBM services, and the Company anticipates that it will continue to expend significant resources in the foreseeable future. The Company historically has experienced expense increases when introducing new services. In addition, the Company's strategy for expanding its HBM services entails the acquisition of HBM services providers, or other transactions with such providers to acquire HBM services capabilities. Because the HBM services market is in an emerging stage, there can be no assurance that the Company will be able to consummate such acquisitions or other transactions. Moreover, there can be no assurance that HBM services developed or acquired by the Company will be profitable or that the demand for such services will exist in the future. See "--Risk of Acquisitions."

MANAGEMENT OF GROWTH

         The Company's business has grown rapidly in the last four years, with total revenues increasing from $35.0 million in fiscal year 1994 to $476.7 million in fiscal year 1998. The Company's recent expansion has resulted in substantial growth in the number of its employees (from 117 at March 31, 1994 to 655 at March 31, 1998), the scope of its operating and financial systems and the geographic distribution of its operations and customers. This recent rapid growth has placed, and if such growth continues will increasingly place, a significant strain on the Company's management and operations. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue implementing and improving its operations, customer support and financial control systems, and to effectively expand, train and manage its employee base. There can be no assurance that the Company will be able to manage any future expansion successfully or provide the necessary management resources to successfully manage its business, and any inability to do so would have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON CERTAIN KEY CUSTOMERS

         The Company depends on a limited number of large customers for a significant portion of its consolidated revenues. During fiscal year 1998, the Company's two largest customers, United Mine Workers of America ("UMW") and the State of Oklahoma, accounted for approximately 21% and 15%, respectively, of the Company's consolidated revenues. During this period, the Company's five largest customers accounted for approximately 57% of the Company's revenues. Loss of the Company's accounts with UMW or the State of Oklahoma, or of any other customers which account for a substantial portion of the Company's business, could have a material adverse effect on the Company's business, operating results and financial condition.

POTENTIAL DECLINE IN REBATE REVENUE

         Approximately 15% of the Company's consolidated revenues is attributable to arrangements with drug manufacturers relating to volume-based rebate payments as well as fees charged for other products and services. The loss of the Company's account with any of the major drug manufacturers under such arrangements or the failure of the Company to meet certain conditions under such arrangements could have a material adverse effect upon the Company's business, operating results and financial condition. Over the next few years as patents expire covering many brand name drugs that currently have substantial market share, generic products will be introduced that may substantially reduce the market share of the brand name drugs. Historically, manufacturers of generic drugs have not offered rebates on their drugs. In addition, the Company is unable to predict the effect on rebate arrangements that might result if the recent trend of consolidations and alliances in the drug and managed care industry continues, particularly between pharmaceutical manufacturers and PBMs.

CONSOLIDATION AMONG CUSTOMERS

         Over the past several years, insurance companies, HMOs and managed care companies have experienced significant consolidation. The Company's managed care customers have been and may continue to be subject to consolidation pressures. Although the Company may benefit from certain consolidations in the industry, there can be no assurance that additional customers will not be lost as a result of acquisitions and no assurance that such activity will not have a material adverse effect upon the Company's business, operating results and financial condition. Consolidation, strategic alliances and in general continued intense competition in the PBM industry have resulted in the past, and may result in the future, in the loss of certain of the Company's customers. There can be no assurance that new and renewal contracts will offset the revenues lost from customers electing not to renew their contracts with the Company. The Company's contracts with its customers typically provide for multi-year terms, with automatic 12-month renewals thereafter unless terminated by either party to any given contract upon written notice delivered prior to the annual renewal date. See "--Dependence on Certain Key Customers."

COMPETITION

         The PBM industry has become very competitive. The Company's competitors include large, profitable and well established companies with substantially greater financial, marketing and other resources than the Company. Several competitors in the PBM business are owned by pharmaceutical manufacturers and may possess purchasing and other advantages over the Company by virtue of such ownership. Price competition in the PBM market has resulted in reduced margins for many PBMs, including the Company. The Company believes that the primary competitive factors include: independence from drug manufacturers and payors; the quality, scope and costs of products and services offered to insurance companies, HMOs, employers and other sponsors of health benefit plans ("plan sponsors" or "customers") and plan participants; responsiveness to customers' demands; the ability to negotiate favorable rebates and volume discounts from drug manufacturers; the ability to identify and apply effective cost containment programs utilizing clinical strategies; the ability to develop formularies; the ability to market PBM and HBM services to health benefit plan sponsors; a strong managed care customer base which supports the development of HBM products and services; and the commitment to providing flexible, clinically oriented services to customers. There can be no assurance that the Company will continue to remain competitive with respect to the foregoing factors or successfully market integrated PBM or HBM services to new customers. There can be no assurance that consolidation and alliances within the PBM industry will not adversely impact the operations and prospects for independent PBMs such as the Company.

RISK OF ACQUISITIONS

         Part of the Company's strategy for growth includes acquisitions of complementary services, technologies or businesses that could allow the Company to offer a set of integrated services, in addition to PBM services, to better serve the needs of health benefit plan sponsors. The Company completed the merger with IMR in February 1998 and will continue to review future acquisition opportunities. The Company's ability to expand successfully through acquisitions depends on many factors, including the successful identification and acquisition of services, technologies or businesses. In addition, acquisitions, once consummated, involve many risks including difficulties in the assimilation of the operations, services and products of the acquired company; the diversion of management's attention from other business concerns; and the potential loss of key employees of the acquired company. There is significant competition for acquisition opportunities in the PBM and HBM industries. The Company may compete for acquisition opportunities with other companies that have significantly greater financial and management resources. There can be no assurance that the Company will be successful in acquiring or integrating any such services, technologies or businesses or once acquired, that the Company will be successful in selling or integrating such services, technologies or businesses.

DEPENDENCE ON KEY MANAGEMENT

         The Company believes that its continued success will depend to a significant extent upon the continued services of its senior management, in particular David D. Halbert, Chairman of the Board, Chief Executive Officer and President of the Company. The loss of the services of Mr. David D. Halbert or other persons in senior management could have a material adverse effect on the Company's business.

INTANGIBLE ASSETS

         At March 31, 1998, approximately $12.4 million, or 8% of the Company's total assets consisted of intangible assets. These intangible assets are being amortized over a period of 40 years. In the event of any sale or liquidation of the Company, there can be no assurance that the value of such intangible assets will be realized. In addition, any significant decrease in the value of such intangible assets could have a material adverse effect on the Company's business, operating results and financial condition.

GOVERNMENT REGULATION

         The PBM industry is subject to extensive federal and state laws and regulations, and compliance with such laws and regulations imposes significant operational requirements for the Company. The regulatory requirements with which the Company must comply in conducting its business vary from state to state. Management believes that the Company is in substantial compliance with all existing statutes and regulations material to the operation of its business. The impact of future legislation and regulatory changes on the Company's business cannot be predicted, and there can be no assurance that the Company will be able to obtain or maintain the regulatory approvals required to operate its business. From time to time, retail pharmacists have expressed opposition to mail order pharmacies. Retail pharmacies, state pharmacy associations or state board of pharmacies in some states have attempted to secure the enactment or promulgation of statutes or regulations that could have the effect of hindering or in some cases prohibiting the delivery of prescription drugs into such state by a mail service pharmacy. In January 1998, the U.S. Food and Drug Administration ("FDA") issued a Notice and Draft Guidance regarding the regulation of certain activities of PBMs that are directly or indirectly controlled by drug manufacturers. On April 6, 1998, the Company submitted written comments to the FDA wherein the Company stated its position that the proposed regulations should not apply to PBMs which are not owned by drug manufacturers. There can be no assurance that such legislation or regulation, if subsequently adopted, would not have a material adverse effect on the Company's business, operating results and financial condition.

DEVELOPMENTS IN THE HEALTH CARE INDUSTRY

         The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of health care organizations. The Company's services are designed to function within the structure of the health care financing and reimbursement system currently being used in the United States. The Company believes that the commercial value and appeal of its services may be adversely affected if the current health care financing and reimbursement system were to be materially changed. During the past several years, the United States health care industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates. Certain proposals to reform the United States health care system are currently under consideration by Congress. These proposals may increase governmental involvement in health care and pharmacy benefit management services and otherwise change the operating environment for the Company's customers. Health care organizations may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments in cost containment tools and related technology such as the Company's services. The Company cannot predict what effect, if any, such factors might have on its business, operating results and financial condition. In addition, many health care providers are consolidating which may result in greater bargaining power and lead to price erosion of the Company's services. The failure of the Company to maintain adequate price levels would have a material adverse effect on the Company's business, operating results and financial condition. Other legislative or market-driven reforms could have unpredictable effects on the Company's business, operating results and financial condition.

POTENTIAL LIABILITY AND INSURANCE

         Various aspects of the Company's business, including the dispensing of pharmaceutical products and performance of clinical trials and HBM services, may subject it to litigation and liability for damages. Clinical research services involve a risk of liability for personal injury or death due to, among other reasons, possible unforeseen adverse side effects or improper administration of a new drug. Although the Company believes that its risk is reduced by contractual indemnification provisions and insurance maintained by the Company and the trial sponsors, the Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of its indemnity or insurance coverage, or if the indemnity, although applicable, is not performed in accordance with its terms. While the Company maintains and intends to maintain professional and general liability insurance coverage, there can be no assurance that the Company will be able to maintain such insurance in the future or that such insurance will be available on acceptable terms or will be adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of the Company's insurance coverage could have a material adverse effect upon the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH CLINICAL TRIALS BUSINESS

In February 1998, the Company completed the merger with IMR, a clinical trials and outcomes research business. IMR has derived, and may in the future derive a significant portion of its net revenue from a relatively limited number of major projects or customers. Most of IMR's contracts are terminable upon 60 to 90 days notice by the trial/survey sponsor. The loss, delay or termination of any major project or customer could have a material adverse effect on this business. In addition, the clinical trials operations could be materially and adversely affected by a general economic decline in the pharmaceutical or biotechnology industries or by a reduction in the outsourcing of clinical trials expenditures. The clinical trials business is dependent upon the extensive governmental regulation of the drug development process, and the failure of IMR to comply with applicable regulations could result in the termination of ongoing clinical research or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on the clinical trials business. The business of IMR is dependent upon its founding executive officers, Richard B. Lipton, M.D. and Walter Stewart, Ph.D., M.P.H., the loss of whom could have a material adverse effect on IMR.

TAX RISKS ASSOCIATED WITH 1996 MERGER

         Immediately prior to the Company's initial public offering in October 1996, AHC was merged (the "Merger") with and into the Company. Although the Merger was structured as a tax free event, if the Company were to be audited, there can be no assurance that the Internal Revenue Service would not successfully challenge the tax free treatment, which could have a material adverse effect upon the Company's business, operating results and financial condition.

CONTROL BY EXISTING STOCKHOLDERS

         Executive officers and directors of the Company and their affiliates own beneficially approximately 27% of the Company's outstanding Common Stock. As a result, these stockholders may have the ability to control the Company and influence its affairs and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company.

VOLATILITY OF MARKET PRICE

         The quoted price of the Common Stock could fluctuate widely in response to variations in the Company's quarterly operating results, changes in earnings estimates by securities analysts, changes in the Company's business and changes in general market or economic conditions. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations which have significantly affected the quoted prices of the securities of many growth companies without regard to their specific operating performance. Such market fluctuations could have a material adverse effect on the quoted price of the Common Stock.

POSSIBLE ADVERSE EFFECT IN MARKET PRICE OF FUTURE SALES OF THE COMMON STOCK

         Future sales of Common Stock, or the perception that such sales could occur, could adversely affect the market price of the Company's Common Stock. There can be no assurance as to when, and how may of, the Shares will be sold and the effect such sales may have on the market price of the Company's Common Stock. As of the date of this Prospectus, the Company has registered under the Securities Act an aggregate of 5,381,931 shares (including 2,337,750 shares issued or available for issuance under the Company's stock option plans) of the Company's Common Stock for resale by certain selling stockholders from time to time. In addition, 4,938,195 shares of the Company's Common Stock, which includes shares issuable upon the exercise of certain convertible securities, may be sold to the public, subject to certain statutory and contractual resale restrictions. In the event of the issuance and subsequent resale of a substantial number of shares of the Company's Common Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of the Company's Common Stock.

NO DIVIDENDS

         The Company has never paid cash dividends on its Common Stock, and the Company's Board of Directors does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain future earnings to finance the ongoing operations and growth of the business. The payment of dividends in the future will depend upon business decisions that will be made by the Board of Directors of the Company from time to time based upon the results of operations and financial condition of the Company and its subsidiaries and such other considerations as the Board of Directors considers relevant.

                              SELLING STOCKHOLDERS

         The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder as of March 31, 1998, and the number of Shares registered hereby that each Selling Stockholder may offer and sell pursuant to this Prospectus. However, because the Selling Stockholders may offer all or a portion of the Shares at any time and from time to time after the date hereof, the exact number of Shares that each Selling Stockholder may retain upon completion of the Offering cannot be determined at this time. To the knowledge of the Company, none of the Selling Stockholders has had any material relationship with the Company except as more fully described elsewhere in this Prospectus (including the information incorporated by reference in this Prospectus).


                                                                                           BENEFICIAL
                                                                                           OWNERSHIP
                                                                                         AFTER OFFERING
                                                                                          (ASSUMING ALL
                                        BENEFICIAL OWNERSHIP                            SHARES REGISTERED
                                         PRIOR TO OFFERING                                  ARE SOLD)
                                       -----------------------   NUMBER OF SHARES      --------------------
                                                     PERCENT    BEING REGISTERED IN               PERCENT
       NAME                              SHARES     OF TOTAL      THE OFFERING         SHARES    OF TOTAL
Walter Stewart                           262,968       3.0              262,968           --         --
Richard Lipton                           229,016       2.6              229,016           --         --
Stuart Bell                              212,040       2.4              212,040           --         --
Joshua Liberman                           42,681        *                42,681           --         --
Surya Hejeebu                             17,210        *                17,210           --         --
Robert Cox                                26,251        *                26,251           --         --
Curren Bell Trust                         16,976        *                16,976           --         --
Kylie Bell Trust                          16,976        *                16,976           --         --
Ian Bell Trust                            16,976        *                16,976           --         --
Justin Lipton Trust                       16,976        *                16,976           --         --
Lianna Lipton Trust                       16,976        *                16,976           --         --
Robert Sandler                             1,032        *                 1,032           --         --


---------
*Less than 1%.




                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company will bear all expenses incident to the registration of the Shares under federal and state securities laws and the sale of the Shares hereunder other than expenses incident to the delivery of the Shares to be sold by Selling Stockholders. Any transfer taxes payable on any Shares and any commissions and discounts payable to underwriters, agents or dealers will be paid by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

         The Shares may be sold or distributed from time to time by or for the account of the Selling Stockholders in transactions on Nasdaq, in privately negotiated transactions (including sales pursuant to pledges), in a combination of such methods, or by any other legally available means. Such methods of sale may be conducted by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Stockholders may effect such transactions directly, or indirectly through broker-dealers or agents acting on their behalf and, in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions or discounts from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell Shares as principal or both.

         The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. The Selling Stockholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

         The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the Shares.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock except in accordance with applicable law. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act; including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

         The Company has agreed to maintain the effectiveness of this Registration Statement until the earlier of February 9, 2000 or the sale of all of the Shares pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company will bear all expenses incident to the registration of the Shares under federal and state securities laws and the sale of the Shares hereunder other than expenses incident to the delivery of the Shares to be sold by the Selling Stockholders. Any transfer taxes payable on any Shares and any commissions and discounts payable to underwriters, agents or dealers shall be paid by the Selling Stockholders.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                  LEGAL MATTERS

         The validity of the Shares offered hereby has been passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                    UNCERTAINTY OF FORWARD LOOKING STATEMENTS

         This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact included in this Prospectus, including without limitation, statements regarding the Company's financial position, the Company's business strategy and the plans and objectives of management of the

Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors", as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf are expressly qualified in their entirety by this section.


                                     EXPERTS

         The financial statements and schedules of Advance Paradigm, Inc. as of March 31, 1998, 1997 and 1996 and for each of the years in the three-year period ended March 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES


Report of Independent Public Accountants....................................................................F-2
Consolidated Balance Sheets--March 31, 1997 and 1998........................................................F-3
Consolidated Statements of Operations for the Years Ended March 31, 1996,
   1997 and 1998............................................................................................F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
   March 31, 1996, 1997 and 1998............................................................................F-5
Consolidated Statements of Cash Flows for the Years Ended March 31, 1996,
   1997 and 1998............................................................................................F-6
Notes to Consolidated Financial Statements..................................................................F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Advance Paradigm, Inc.:

     We have audited the accompanying consolidated balance sheets of Advance Paradigm, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Paradigm, Inc. and subsidiaries as of March 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.



                                                  ARTHUR ANDERSEN LLP

Dallas, Texas,
May 15, 1998

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS



                                                                                            March 31,
                                                                                  ------------------------------
                                                                                       1997                1998
                                                                                  -------------    -------------
CURRENT ASSETS:
   Cash and cash equivalents                                                      $  51,172,000    $  58,342,000
   Accounts receivable, net of allowance for doubtful accounts of
     $192,000 and $247,000, respectively                                             36,269,000       68,335,000
   Inventories                                                                        1,859,000        2,887,000
   Prepaid expenses and other                                                           427,000        1,487,000
                                                                                  -------------    -------------
     Total current assets                                                            89,727,000      131,051,000

PROPERTY AND EQUIPMENT, net of accumulated depreciation
   and amortization of $3,540,000 and $5,574,000, respectively                        6,001,000       10,494,000
INTANGIBLE ASSETS, net of accumulated amortization of
   $1,154,000 and $1,501,000, respectively                                           12,699,000       12,353,000
OTHER ASSETS                                                                            487,000        1,011,000
                                                                                  -------------    -------------
     Total assets                                                                 $ 108,914,000    $ 154,909,000
                                                                                  =============    =============

                                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                               $  59,857,000    $  97,495,000
   Accrued salaries and benefits                                                      1,991,000        2,966,000
   Income taxes payable                                                                 712,000           32,000
   Other accrued expenses                                                             1,692,000        2,196,000
   Debt to related parties                                                              900,000               --
                                                                                  -------------    -------------
     Total current liabilities                                                       65,152,000      102,689,000
NONCURRENT LIABILITIES:
   Deferred income taxes                                                                844,000        1,285,000
   Other noncurrent liabilities, less current portion                                   341,000          371,000
                                                                                  -------------    -------------
     Total liabilities                                                               66,337,000      104,345,000
                                                                                  -------------    -------------

COMMITMENTS AND CONTINGENCIES
PREFERRED STOCK:
   Preferred stock, $.01 par value,
     4,995,000 shares authorized, none issued and outstanding                                --               --
                                                                                  -------------    -------------
STOCKHOLDERS' EQUITY:
   Series B convertible preferred stock, $.01 par value; 5,000
     shares authorized, 4,444 shares issued and outstanding                                  --               --
   Common stock, $.01 par value; 25,000,000 shares authorized,
     8,676,895 and 8,904,472 shares issued and outstanding at
     March 31, 1997 and 1998, respectively                                               87,000           89,000
   Additional paid-in capital                                                        42,888,000       43,142,000
   Accumulated earnings (deficit)                                                      (398,000)       7,333,000
                                                                                  -------------    -------------
     Total stockholders' equity                                                      42,577,000       50,564,000
                                                                                  -------------    -------------
     Total liabilities and stockholders' equity                                   $ 108,914,000    $ 154,909,000
                                                                                  =============    =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                       Year Ended March 31,
                                         -----------------------------------------------
                                              1996             1997             1998
                                         -------------    -------------    -------------

REVENUES                                 $ 127,871,000    $ 256,450,000    $ 476,664,000
                                         -------------    -------------    -------------

COST OF OPERATIONS:
   Cost of revenues                        120,334,000      245,466,000      455,847,000
   Selling, general and
     administrative expenses                 6,158,000        7,309,000       10,083,000
                                         -------------    -------------    -------------
         Total cost of operations          126,492,000      252,775,000      465,930,000
                                         -------------    -------------    -------------
   Operating income                          1,379,000        3,675,000       10,734,000
INTEREST INCOME                                366,000        1,560,000        2,814,000
INTEREST EXPENSE                              (732,000)        (445,000)         (67,000)
MERGER COSTS                                        --               --         (689,000)
                                         -------------    -------------    -------------
INCOME BEFORE INCOME TAXES                   1,013,000        4,790,000       12,792,000
PROVISION FOR INCOME TAXES                          --        1,564,000        4,861,000
                                         -------------    -------------    -------------
NET INCOME                               $   1,013,000    $   3,226,000    $   7,931,000
                                         =============    =============    =============

BASIC:
   NET INCOME AVAILABLE
     TO COMMON STOCKHOLDERS              $     213,000    $   2,673,000    $   7,731,000
   NET INCOME PER SHARE                  $        0.05    $        0.43    $        0.88
   WEIGHTED AVERAGE SHARES OUTSTANDING       4,006,578        6,264,521        8,755,754

DILUTED:
   NET INCOME AVAILABLE
     TO COMMON STOCKHOLDERS              $     213,000    $   3,226,000    $   7,931,000
   NET INCOME PER SHARE                  $        0.05    $        0.35    $        0.70
   WEIGHTED AVERAGE SHARES OUTSTANDING       4,576,265        9,176,127       11,350,919






              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED MARCH 31, 1996, 1997 AND 1998



                                                                    Series B Preferred
                                           Common Stock                  Stock
                                     ------------------------    -----------------------   Additional  Accumulated
                                      Number of                   Number of                 Paid-In     Earnings
                                       Shares        Amount        Shares      Amount       Capital     (Deficit)       Total
                                     ----------    ----------    ----------   ----------   ----------   ----------    ----------

BALANCE, March 31, 1995...........    4,001,078    $   40,000            --   $       --   $1,467,000   $(3,254,000)  $(1,747,000)
   Net income.....................           --            --            --           --           --     1,013,000     1,013,000
   Dividends and accretion on
     Series A Preferred Stock.....           --            --            --           --           --      (820,000)    (820,000)
   Issuance of Common Stock
     in connection with the
     exercise of employee
     stock options................        5,500            --            --           --       17,000           --        17,000
                                     ----------    ----------    ----------   ----------   ----------   ----------    ----------

BALANCE, March 31, 1996...........    4,006,578        40,000            --           --    1,484,000   (3,061,000)   (1,537,000)
   Net income.....................           --            --            --           --           --    3,226,000     3,226,000
   Issuance of Common Stock
     in connection with the
     exercise of employee
     stock options................        3,000            --            --           --       12,000           --        12,000
   Issuance of Series B
     Preferred Stock..............           --            --         4,444           --   10,000,000           --    10,000,000
   Dividends and accretion on
     Series A Preferred Stock.....           --            --            --           --           --     (410,000)     (410,000)
   Issuance of Common Stock
     in connection with an initial
     public offering..............    2,397,067        24,000            --           --   19,111,000           --    19,135,000
   Issuance of Common Stock
     in connection with the
     conversion of Series A
     Preferred Stock..............    2,500,000        25,000            --           --   12,279,000           --    12,304,000
   Reduction of Common Stock
     outstanding in connection
     with the merger with AHC.....     (229,750)       (2,000)           --           --        2,000           --            --
   Dividends on Series B
     Preferred Stock..............           --            --            --           --           --     (153,000)     (153,000)
                                     ----------    ----------    ----------   ----------   ----------   ----------    ----------

BALANCE, March 31, 1997...........    8,676,895        87,000         4,444           --   42,888,000     (398,000)   42,577,000
   Net Income.....................           --            --            --           --           --    7,931,000     7,931,000
   Issuance of Common Stock
     in connection with the
     exercise of stock options
     and warrants.................      227,577         2,000            --           --      254,000           --       256,000
   Dividends on Series B
     Preferred Stock..............                                                                        (200,000)     (200,000)
                                     ----------    ----------    ----------   ----------   ----------   ----------    ----------
BALANCE, March 31,1998............    8,904,472    $   89,000         4,444   $       --   $43,142,000  $7,333,000    $50,564,000
                                     ==========    ==========    ==========   ==========   ==========   ==========    ==========




       The accompanying notes are an integral part of these consolidated financial statements.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS






                                                                        Year Ended March 31,
                                                         --------------------------------------------
                                                             1996             1997           1998
                                                         ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $  1,013,000    $  3,226,000    $  7,931,000
   Adjustments to reconcile net income to net
     cash provided by operating activities--
         Depreciation and amortization                      1,313,000       1,705,000       2,378,000
         Provision for doubtful accounts                       23,000          12,000          74,000
         Change in certain assets and liabilities--
             Accounts receivable                           (7,543,000)    (12,612,000)    (32,139,000)
             Inventories                                     (367,000)       (261,000)     (1,028,000)
             Prepaid expenses and other assets                (70,000)       (256,000)     (1,584,000)
             Accounts payable, accrued expenses
                and other noncurrent liabilities           20,985,000      23,571,000      38,907,000
                                                         ------------    ------------    ------------
             Net cash provided by operating activities     15,354,000      15,385,000      14,539,000
                                                         ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                     (1,762,000)     (3,147,000)     (6,525,000)
                                                         ------------    ------------    ------------
             Net cash used in investing activities         (1,762,000)     (3,147,000)     (6,525,000)
                                                         ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from sale of preferred stock                       --      10,000,000              --
   Net proceeds from issuance of Common Stock                  17,000      19,147,000         256,000
   Proceeds from borrowings                                   600,000       1,000,000         708,000
   Payments on long-term obligations                         (244,000)     (7,650,000)     (1,608,000)
   Payment of preferred stock dividend                             --        (153,000)       (200,000)
                                                         ------------    ------------    ------------
             Net cash provided by (used in) financing
               activities                                     373,000      22,344,000        (844,000)
                                                         ------------    ------------    ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                  13,965,000      34,582,000       7,170,000
CASH AND CASH EQUIVALENTS, beginning of year                2,625,000      16,590,000      51,172,000
                                                         ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of year                   $ 16,590,000    $ 51,172,000    $ 58,342,000
                                                         ============    ============    ============

SUPPLEMENTARY INFORMATION:

   Cash paid for interest totaled approximately $732,000, $445,000 and $67,000 in 1996, 1997 and 1998, respectively.

   The Company made income tax payments of $0, $19,000 and $5,100,000 in 1996, 1997 and 1998, respectively.






        The accompanying notes are an integral part of these consolidated financial statements.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL:

     Advance Paradigm, Inc. ("API"), a Delaware corporation formerly named Advance Pharmacy Services, Inc., was formed as a wholly owned subsidiary of Advance Health Care, Inc. ("AHC") in July 1993. The accompanying consolidated financial statements include the accounts of API and its four wholly owned subsidiaries, Advance Paradigm Mail Services, Inc. ("Advance Mail"), Advance Paradigm Data Services, Inc. ("Advance Data"), Advance Paradigm Clinical Services, Inc. ("Advance Clinical"), and Innovative Medical Research, Inc. ("IMR"), which collectively are referred to as "the Company".

     The Company offers an integrated program of pharmacy benefit management. Clinical, rebate and formulary products are provided through Advance Clinical. Claims processing for prescription drugs purchased at the Company's network of retail pharmacies is provided through Advance Data. The dispensing of prescription drugs through the mail is provided through Advance Mail. The Company markets health benefit management services ("HBM Services") to certain health plans, pharmaceutical manufacturers, and other research and managed care organizations, and programs for disease management services with selected customers. In February 1998, API merged with IMR, a privately held clinical trial and survey research firm.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation

     The accompanying consolidated financial statements include the accounts of API and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     Cash and cash equivalents include overnight investments, money market accounts and high-grade commercial paper with original maturities of three months or less.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (CONTINUED)

Inventories

     Inventories consist of purchased pharmaceuticals stated at the lower of cost or market under the first-in, first-out method.

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over estimated useful lives ranging from three to twenty years. Amortization of leasehold improvements is computed over the lives of the assets or the lease terms, whichever is shorter. Major renewals and betterments are added to the property and equipment accounts while costs of repairs and maintenance are charged to operating expenses in the period incurred. The cost of assets retired, sold or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and the resultant gain or loss, if any, is reflected in the statement of operations.

Intangible Assets

     Intangible assets represent the excess of cost over the fair value of tangible net assets acquired (goodwill) in connection with the acquisition of Advance Clinical. Goodwill is amortized on a straight-line basis over 40 years. Amortization expense was $346,000 in each of the years ended March 31, 1996, 1997 and 1998.

Impairment of Long-Lived Assets

     The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets, including goodwill, may warrant revision or that the remaining balance of an asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying amount of the asset from expected future cash flows on an undiscounted basis. If the assessment indicates that the carrying amount of the asset exceeds the undiscounted cash flows, an impairment has occurred. The impairment is calculated as the total by which the carrying amount of the asset exceeds its fair value. The fair value of long-lived assets and goodwill is estimated based on quoted market prices, if available, or the expected total value of the cash flows, on a discounted basis.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (CONTINUED)

Fair Value of Financial Instruments

     The carrying values of cash, receivables, payables and accrued liabilities approximate the fair values of these instruments because of their short-term maturities.

Other Noncurrent Liabilities

     Other liabilities is comprised of deposits from certain customers in connection with pharmacy benefit contracts.

Revenue Recognition

     Revenues from the dispensing of pharmaceuticals from the Company's mail service pharmacy are recognized when each prescription is shipped. Revenues from sales of prescription drugs by pharmacies in the Company's nationwide network and claims processing fees are recognized when the claims are adjudicated. At the point-of-sale, the pharmacy claims are adjudicated using the Company's on-line claims processing system. When the Company has an independent obligation to pay its network pharmacy providers, the Company includes payments from plan sponsors for these benefits as revenues and payments to its pharmacy providers as cost of revenues. If the Company is only administering plan sponsors' network pharmacy contracts, the Company records the claims processing service fees as revenues. Rebate revenues are recognized as they are earned in accordance with contractual agreements. Certain of these revenues are based on estimates which are subject to final settlement with the contract party. Revenues from certain disease management and health benefit management products are reimbursed at predetermined contractual rates based on the achievement of certain milestones. Revenues are recognized as billed and based on the completion of the milestone measurements.

Cost of Revenues

     Cost of revenues includes product costs, pharmacy claims payments and other direct costs associated with the sale and dispensing of prescriptions.

Federal Income Taxes

     The Company files a consolidated federal income tax return which includes the parent and all of its wholly owned subsidiaries.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (CONTINUED)

Net Income Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. SFAS 128 requires the calculation of "Basic" earnings per share which is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. In addition, SFAS 128 requires the calculation of "Diluted" earnings per common share which is computed using the weighted average number of shares of Common Stock and all other dilutive securities. Other dilutive securities include stock options, stock warrants and the Company's Series A and B preferred stock and are included in the "Diluted" calculation only if the result is dilutive. A reconciliation of the numerators and denominators of the basic and diluted per-share computations follows:

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES



                                                  YEAR ENDED MARCH 31,
                                      ---------------------------------------
                                           1996          1997          1998
                                      -----------   -----------   -----------
BASIC
Numerator:

Net income                            $ 1,013,000   $ 3,226,000   $ 7,931,000
Preferred stock dividends                 800,000       553,000       200,000
                                      -----------   -----------   -----------
                                      $   213,000   $ 2,673,000   $ 7,731,000
                                      ===========   ===========   ===========
Denominator:

Weighted average common
   stock outstanding                    4,006,578     6,264,521     8,755,754
                                      ===========   ===========   ===========

Net income per share                  $      0.05   $      0.43   $      0.88
                                      ===========   ===========   ===========


DILUTED
Numerator:

Net income                            $ 1,013,000   $ 3,226,000   $ 7,931,000
Preferred stock dividends                 800,000            --            --
                                      -----------   -----------   -----------
                                      $   213,000   $ 3,226,000   $ 7,931,000
                                      ===========   ===========   ===========

Denominator:

Weighted average common                 4,006,578     6,264,521     8,755,754
   stock outstanding

Other Dilutive Securities:
Series A preferred stock                       --     1,250,000            --
Series B preferred stock                       --       833,333     1,111,111
Options and warrants using the
  treasury stock method                   569,687       828,273     1,484,054
                                      -----------   -----------   -----------
Weighted average shares outstanding     4,576,265     9,176,127    11,350,919
                                      ===========   ===========   ===========

Net income per share                  $      0.05   $      0.35   $      0.70
                                      ===========   ===========   ===========


The conversion of the Series A preferred stock was anti-dilutive in 1996 and, therefore, was not an other dilutive security.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (CONTINUED)

Reclassification

     Certain prior year amounts have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

     The Company will adopt SFAS 130, "Reporting Comprehensive Income" effective April 1, 1998. SFAS 130 established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the total of net income and all other non-owner changes in equity. The Company does not have any non-owner changes in equity other than net income. Upon adoption, comprehensive income and the cumulative other comprehensive income will be reported in a consolidated statement of shareholders' equity.

     The Company will adopt SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," effective April 1, 1998. This pronouncement changes the requirements under which public businesses must report segment information. The objective of the pronouncement is to provide information about a company's different types of business activities and different economic environments. SFAS 131 will require companies to select segments based on their internal reporting system. Management is currently assessing the requirements of this pronouncement and the effect it will have, if any, on the Company's disclosure.

     The Company will adopt SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," as of April 1, 1998. This pronouncement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans, however, it does require additional information on changes in the benefit obligations and fair values of plan assets in order to facilitate financial analysis. Currently, the Company does not have any pension or postretirement benefit plans, thus management does not expect that the adoption of SFAS 132 will have a material impact on the Company's disclosures.

3.  BUSINESS COMBINATION

     In February 1998, the Company completed a merger with IMR, a privately held clinical trial and survey research firm based in Towson, Maryland. The Company issued 876,078 shares and options to purchase 23,922 shares of its Common Stock in exchange for all the outstanding shares and options of IMR.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

3.  BUSINESS COMBINATION: (CONTINUED)

     The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16 ("APB 16"). Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of IMR as though it had always been a part of the Company.

     The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow.




                                     Year Ended March 31,
                               1996         1997        1998
                            ---------    ---------   ---------
                                         (000's)
Revenues:
API                         $ 125,333    $ 251,562   $ 468,287
IMR                             2,538        4,888       8,377
                            ---------    ---------   ---------
Combined                    $ 127,871    $ 256,450   $ 476,664
                            ---------    ---------   ---------

Net income:
API                         $   1,037    $   3,138   $   7,165
IMR                               (24)          88         766
                            ---------    ---------   ---------
Combined                    $   1,013    $   3,226   $   7,931
                            =========    =========   =========

     In connection with the merger, the Company recorded in the fourth quarter a charge to operating expenses of $689,000 ($427,000 after taxes, or $.04 per common share on a dilutive basis) for professional fees and other merger-related costs pertaining to the transaction.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:




                                                                                           March 31,
                                                                                --------------------------------
                                                                                     1997              1998
                                                                                ---------------  ---------------

Machinery and equipment...................................................      $     1,033,000  $     3,521,000
Computer equipment and software...........................................            6,567,000        8,591,000
Furniture and equipment...................................................            1,149,000        1,381,000
Leasehold improvements....................................................              792,000        1,017,000
Land and buildings........................................................                   --        1,558,000
                                                                                ---------------  ---------------
                                                                                      9,541,000       16,068,000
Less--Accumulated depreciation and amortization...........................           (3,540,000)      (5,574,000)
                                                                                ---------------  ---------------
                                                                                $     6,001,000  $    10,494,000
                                                                                ===============  ===============

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

5.   DEBT:

     On July 1, 1996, IMR entered into a $1,000,000 line of credit agreement with an officer and shareholder of IMR. As of March 31, 1997, $900,000 was outstanding under the line of credit arrangement. Interest payments were due quarterly and accrued at the prime rate. In addition, other officers and shareholders of IMR made working capital loans to IMR during the periods presented. Interest expense was $16,000, $66,000 and $67,000 in the years ended March 31, 1996, 1997 and 1998, respectively. After the merger, the remaining balance of the line of credit was paid and the credit arrangement was terminated.

6.   LEASES:

     The Company leases office and dispensing facility space, equipment, and automobiles under various operating leases. The Company was obligated to make future minimum payments under noncancelable operating lease agreements as of March 31, 1998, as follows:



Years Ending
  March 31,
------------
1999...................................................         $3,016,000
2000...................................................          2,575,000
2001...................................................          1,996,000
2002...................................................          1,479,000
2003...................................................            239,000
                                                                ----------
     Total minimum lease payments......................         $9,305,000
                                                                ==========

     Total rent expense incurred in the years ended March 31, 1996, 1997 and 1998 was $1,185,000, $2,313,000 and $3,096,000, respectively.

7.   COMMITMENTS AND CONTINGENCIES:

     The Company has entered into long-term employment agreements with certain management employees. These employment agreements provide for certain minimum payments should the agreements be terminated.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

7.   COMMITMENTS AND CONTINGENCIES:  (CONTINUED)

     The pharmacy industry is governed by extensive federal and state laws and regulations. The regulatory requirements with which the Company must comply in conducting its business vary from state to state. Management believes the Company is in substantial compliance with, or is in the process of complying with, all existing laws and regulations material to the operation of its business. In management's opinion, any events of noncompliance would not have a material adverse effect on the results of operations or financial condition of the Company.


8.   CONCENTRATION OF BUSINESS:

     A significant portion of the Company's revenues result from contracts with customers. These contracts normally have terms from one to five years with renewal options.

     One customer of the Company accounted for approximately 14% and 15% of the Company's revenues for the years ended March 31, 1997 and 1998, respectively. Another customer accounted for approximately 21% of the Company's revenues for the year ended March 31, 1998. A third customer accounted for approximately 18% of the Company's revenues for the year ended March 31, 1997, but revenues from this customer did not exceed 10% of the Company's revenues for the year ended March 31, 1998. A fourth customer accounted for approximately 18% of the Company's revenues for the year ended March 31, 1996, but revenues from this customer did not exceed 10% of the Company's revenues in either the year ended March 31, 1997 or 1998. No other customer accounted for over 10% of the Company's revenues in fiscal years 1996, 1997, or 1998.

9.   STOCK TRANSACTIONS:

Series B Preferred Stock

     On June 25, 1996, the Company issued a total of 4,444 shares of $.01 par value, Series B convertible preferred stock ("Series B Preferred Stock") to a customer at a price of $2,250 per share. Shares of the Series B Preferred Stock may be converted by the holder into 250 fully-paid and non-assessable shares of Common Stock. Holders of the Series B Preferred Stock are not entitled to vote on any matter. Holders of the Series B Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends, calculated without compounding, equal to $45.00 per share per annum. Such cumulative dividends accrue and accumulate from the date of issuance and are payable on

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

9. STOCK TRANSACTIONS: (CONTINUED)

March 31 of each year. Furthermore, holders of the Series B Preferred Stock are entitled to any dividends that the Board of Directors may declare to be payable on shares of Common Stock as if the shares of Series B Preferred Stock had been converted into shares of Common Stock. Upon the liquidation, dissolution or winding up of the Company, holders of the Series B Preferred Stock have the right, prior to any existing or future classes of capital stock, to receive $10.0 million plus all accrued and unpaid dividends of Series B Preferred Stock and to participate equally and ratably with holders of the Common Stock in the net assets of the Company available for distribution to stockholders. The Company, in its sole discretion, may redeem any or all of such holders' shares at a price equal to the original price paid per share, plus accrued and unpaid dividends. The Company has the right to convert the Series B Preferred Stock into Common Stock at any time after the fifth anniversary of issuance. If the Company forces such a conversion, holders of the Series B Preferred Stock will be entitled to piggy-back registration rights in connection with future registered offerings of shares of Common Stock.

     On April 13, 1998, the Company was notified by the holders of the Series B Preferred Stock that they were electing to convert all of the shares into Common Stock. Subsequently, the shares were converted into 1,111,111 shares of Common Stock.

Common Stock

     On October 7, 1996, the Company amended and restated its Certificate of Incorporation to, among other things, increase the number of authorized shares of its $.01 par value common stock ("Common Stock") to 25,000,000 and the number of shares of its preferred stock to 5,000,000, of which 5,000 shares are designated as Series B Preferred Stock. On October 8, 1996, the Company effected a 250-for-one stock split of the Company's Common Stock. Accordingly, all share and per share amounts have been adjusted to reflect the stock split as though it had occurred at the beginning of the initial period presented.

     On October 8, 1996, the Company completed the Offering of its Common Stock. On November 7, 1996, the Underwriters exercised the over-allotment option of the Offering. Including the over-allotment option, the Company sold 2,397,067 shares of its Common Stock at a price of $9.00 per share, prior to underwriting discount and other offering expenses. In connection with the Offering, the Company's redeemable Series Accumulative convertible preferred stock ("Series A Preferred Stock") automatically converted into 2,500,000 shares of Common Stock.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9. STOCK TRANSACTIONS: (CONTINUED)

     Immediately prior to the consummation of the Offering, AHC was merged with and into the Company (the "AHC Merger"). The AHC Merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the accounts of the predecessor were based on historical cost, and its operations are included from the date of its formation. Prior to the AHC Merger, AHC held 3,125,000 shares of the Company's Common Stock. In connection with the AHC Merger, the AHC incentive stock option plan was merged with the Company's Incentive Stock Option Plan, and holders of options under the AHC incentive stock option plan received options to purchase Common Stock under the Company's Incentive Stock Option Plan. In the AHC Merger, the Company canceled the shares held by AHC and issued shares of Common Stock directly to the AHC stockholders (the "AHC Stockholders") based upon their fully-diluted proportionate ownership interests in AHC after giving consideration to the new shares of AHC to be issued in repayment of debt as indicated below. After the AHC Merger, there were 2,903,750 shares of Common Stock outstanding and 229,750 additional options outstanding at exercise prices ranging from $0.65 to $2.71 per share. Immediately prior to the AHC Merger, AHC distributed the stock of certain subsidiaries of AHC, operating in businesses unrelated to the Company, to the AHC Stockholders. Prior to such spin-off, certain indebtedness owed by AHC to several of its stockholders (including certain indebtedness of AHC payable to an affiliate of a preferred stockholder of the Company which was assumed by an AHC stockholder) was exchanged for additional shares of AHC common stock. The spin-off and exchange of indebtedness did not impact the number of shares of the Company's Common Stock outstanding.

     In connection with the IMR merger, the Company issued 876,078 shares of its Common Stock in exchange for all the outstanding shares of IMR. Under the provisions of APB 16, the shares are reflected as outstanding as though IMR had always been a part of the Company. Therefore, the Company has 8,676,895 and 8,904,472 shares of Common Stock issued and outstanding at March 31, 1997 and 1998, respectively.

Warrants

     During the year ended March 31, 1994, the Company issued warrants to purchase 336,500 and 56,250 shares of its Common Stock at prices per share of $4.00 and $6.00, respectively. During the year ended March 31, 1998, warrants to purchase 158,573 and 56,250 shares at prices per share of $4.00 and $6.00, respectively, were exercised.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

9. STOCK TRANSACTIONS: (CONTINUED)

     During the year ended March 31, 1997, the Company agreed to issue to a customer warrants to purchase 84,500 shares of its Common Stock at a price of $8.10 per share. During the years ended March 31, 1996 and 1997, the Company agreed to issue warrants to purchase 548,250 shares of its Common Stock at prices ranging from $8.10 to $11.00 per share to two customers contingent upon future expansion of member lives. As of March 31, 1998, no warrants have been earned or issued.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company accounted for these warrant agreements under the provisions of FASB 123 and the related Emerging Issues Task Force ("EITF") 96-3. These pronouncements require that all stock issued to non-employees be accounted for based on the fair value of the consideration received or the fair value of equity instruments issued. In addition, they require that the fair value be measured on the date the parties come to a "mutual understanding of the terms of the arrangement and agree to a binding contract" (i.e. the grant date). If the number of equity instruments is contingent upon the outcome of future events, the number of instruments that should be accounted for when determining the fair value of the transaction should be based on the best available estimate of the number of instruments expected to be issued. In management's opinion, the fair value of the warrants at the date of the agreements was not material.

     Subsequent to November 20, 1997, the Company follows the guidance of EITF 96-18, under which the measurement date is the earlier of the performance commitment date or completed performance date. The Company chose not to retroactively apply EITF 96-18 to the eligible warrants, but chose to apply this EITF prospectively to new arrangements and any modifications of existing arrangements.

     The Company has reserved shares of Common Stock at March 31, 1998, for the following:


Conversion of Series B Preferred Stock.....................................            1,111,111
Exercise of stock options..................................................            2,793,948
Exercise of warrants.......................................................              810,677
                                                                                       ---------
                                                                                       4,715,736

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10. STOCK OPTION PLAN:

     At March 31, 1998 the Company has three stock-based compensation plans:
Incentive Stock Option Plan, Amended and Restated Incentive Stock Option Plan and the 1997 Nonstatutory Stock Option Plan (the "Plans"). The Plans provide for the granting of qualified stock options and incentive options to officers, directors, advisors and employees of the Company. The options must be granted with exercise prices which equal or exceed the market value of the Common Stock at the date of grant. As of March 31, 1998, the number of shares of Common Stock issuable under the Plans may not exceed 2,837,750 shares. The Plans are administered by a compensation committee appointed by the Board of Directors of the Company.

     The stock options generally vest over 5-year periods. In the event of the sale or merger with an outside corporation gaining 50% or greater ownership, options granted to certain employees become 100% vested. The options are exercisable for a period not to exceed 10 years from the date of grant. As of March 31, 1998, 879,382 options were vested at exercise prices of $.65 to $19.75 per share.

     SFAS 123 establishes a fair value-based method of accounting for stock-based compensation. The Company has elected to adopt SFAS 123 through disclosure with respect to employee stock-based compensation. The following table summarizes the Company's stock option activity.





                                             1996                        1997                          1998
                                   ------------------------------------------------------------------------------
                                     Shares       Wtd. Avg.     Shares       Wtd. Avg.     Shares       Wtd. Avg.
                                                  Ex. Price                  Ex. Price                  Ex. Price
                                   ----------    ----------   ----------    ----------   ----------    ----------

Outstanding at beginning of year      783,500    $     7.80      810,500    $     5.15    1,457,750    $     6.02
Granted                               195,500         12.82      445,000         10.34      614,375         21.25
Transferred from AHC                       --            --      229,750          1.12           --            --
Transferred from IMR                       --            --           --            --       23,922          1.18
Exercised                              (5,500)         3.20       (3,000)         3.20      (43,052)         5.26
Canceled                             (163,000)        27.12      (24,500)        10.75      (29,250)         9.78
                                   ----------    ----------   ----------    ----------   ----------    ----------
Outstanding at end of year            810,500          5.15    1,457,750          6.02    2,023,745         10.54
                                   ==========    ==========   ==========    ==========   ==========    ==========
Exercisable at end of year            276,500          5.84      632,850          2.95      879,382          4.40
Price range                      $3.20 to $11.00            $.65 to $19.75              $.65 to $33.13
Weighted average fair value
   of options granted                   $3.88                      $3.31                      $ 7.94

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

     The following table reflects the weighted average exercise price and weighted average contractual life of various exercise price ranges of the 2,023,745 options outstanding as of March 31, 1998.




                                       Options Outstanding                         Options Exercisable
                               ----------------------------------------        ---------------------------
                                            Weighted         Wtd. Avg.                        Weighted
                                          Avg. Exercise     Contractual                     Avg. Exercise
Exercise Price Range            Shares       Price          Life (yrs.)         Shares          Price
--------------------           --------   -------------     -----------        ---------    -------------
$     .65   to  $   2.71        248,670    $     1.14          3.7              224,748        $    1.13
$    3.20   to  $   4.80        580,200    $     3.26          5.4              460,500        $    3.25
$    9.00   to  $  12.50        877,875    $    11.12          8.6              192,467        $   10.84
$   16.63   to  $  20.75         64,000    $    19.55          9.3                1,667            19.75
$   29.13   to  $  33.13        253,000    $    32.21          9.9                  ---              ---

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average ranges of assumptions for the years ended March 31, 1996, 1997 and 1998, respectively: risk-free interest rates of 4.8% to 6.5%; expected lives of three to five years; expected volatility of 30% to 50%. The Company continues to account for stock based compensation under APB 25, "Accounting for Stock Issued to Employees", as allowed by SFAS 123. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:




                                      1996            1997            1998
                                -------------   -------------   -------------
Net income:
  As reported                   $   1,013,000   $   3,226,000   $   7,931,000
  Pro forma                     $   1,003,000   $   3,065,000   $   7,382,000

Basic net income per share:
  As reported                   $        0.05   $        0.43   $        0.88
  Pro forma                     $        0.05   $        0.40   $        0.82

Diluted net income per share:
  As reported                   $        0.05   $        0.35   $        0.70
  Pro forma                     $        0.04   $        0.33   $        0.65

Because SFAS 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


11.  RELATED PARTY TRANSACTIONS:

     In fiscal 1998, the Company entered into an agreement with Advance Capital Markets ("ACM") pursuant to which ACM agreed to act as financial advisor for the IMR transaction. In exchange for these professional services, the Company paid ACM a fee of $150,000, which is equivalent to or less than similar fees incurred in arm's-length transactions. The Managing Director of ACM is also a Director of the Company.

12. RETIREMENT PLAN BENEFITS:

     The Company sponsors a retirement plan for all eligible employees, as defined in the plan document. The plan is qualified under Section 401(k) of the Internal Revenue Code. The Company is required to contribute at least 50% of the first 6% of salary deferral contributed by each participant. The Company's contributions to the plan amounted to approximately $102,000, $129,000 and $177,000 for the years ended March 31, 1996, 1997 and 1998, respectively.


13. INCOME TAXES:

     The provision for income taxes for the year ended March 31, 1998 differed from the amounts computed by applying the U.S. federal tax rate of 34 percent to pretax earnings as a result of the following:




                                 1996           1997           1998
                             -----------    -----------    -----------

Tax at U.S. federal          $   344,000    $ 1,629,000    $ 4,349,000
  income tax rate
State taxes                           --             --        457,000
Benefit of operating            (382,000)       (89,000)            --
  loss carryforwards
Other, net                        38,000         24,000         55,000
                             -----------    -----------    -----------
Provision for income taxes   $        --    $ 1,564,000    $ 4,861,000
                             ===========    ===========    ===========

     Of the $4,861,000 provision for income taxes in 1998, $441,000 represents deferred income taxes and $4,420,000 represents the current portion.

                     ADVANCE PARADIGM, INC. AND SUBSIDIARIES

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting bases and the potential benefits of certain tax carryforwards. The significant deferred tax assets and liabilities and the changes in those assets and liabilities are as follows:





                                                            March 31,                           March 31,
                                                              1997            Changes            1998
                                                          -------------    -------------     -------------
Gross deferred tax asset:
     Other accruals..................................     $      50,000    $       7,000     $      57,000
     Other...........................................            48,000            2,000            50,000
                                                          -------------    -------------     -------------
                                                                 98,000            9,000           107,000
                                                          -------------    -------------     -------------
Gross deferred tax liability:
     Amortization of goodwill........................          (654,000)        (196,000)         (850,000)
     Depreciation....................................          (288,000)        (254,000)         (542,000)
                                                          -------------    -------------     -------------
                                                               (942,000)        (450,000)       (1,392,000)
                                                          -------------    -------------     -------------

     Net deferred tax liability......................     $    (844,000)   $    (441,000)    $  (1,285,000)
                                                          =============    =============     =============

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14 -- OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby.


Securities and Exchange Commission Filing Fee ......................  $  9,275.00
Printing Costs .....................................................  $  2,000.00
Legal and Accounting Fees and Expenses..............................  $ 15,000.00
         Total......................................................  $ 26,275.00

ITEM 15 -- INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "Delaware Act"), subject to the procedures and limitations stated therein, to indemnify certain parties. Section 145 of the Delaware Act provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. Section 145 provides further that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         Article 10 of the Company's Certificate of Incorporation, as amended (the "Certificate"), provides that the Company shall indemnify any and all persons whom it has the power to indemnify under Section 145 of the Delaware Act to the fullest extent permitted under such section, and such indemnity shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Article 9 of the Company's Certificate eliminates the personal liability of the Company's directors to the fullest extent permitted under
Section 102(b)7 of the Delaware Act, as amended. Such section permits a company's certificate of incorporation to eliminate or limit personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the Delaware Act (which addresses director liability for unlawful payment of a dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

         As set forth below, Article 8 of the bylaws of the Company (the "Bylaws") provides for indemnification of directors, officers, employees and agents, and Section 8.8 of the Bylaws provides for the authority to purchase insurance with respect to indemnification of directors, officers, employees and agents.

         Article 8 of the Bylaws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, to the fullest extent permitted by Delaware law.

         The right to indemnification under Article 8 of the Bylaws is a contract right which includes, with respect to directors, officers, employees and agents, the right to be paid by the Company the expenses incurred in defending a civil or criminal action, suit or proceeding in advance of its disposition; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under
Article 8 or otherwise.

         The Company maintains directors' and officers' liability insurance in accordance with Delaware law.

ITEM 16 -- EXHIBITS

         The following Exhibits are filed as part of this Registration
Statement:

EXHIBIT                                   DESCRIPTION
NUMBER

 3.1 --Amended and Restated Certificate of Incorporation of the Company (previously filed in connection with the Company's Registration Statement on Form S-1, Commission File No. 333-06931, and incorporated herein by reference)

 3.2 --Amended and Restated Bylaws of the Company (previously filed in connection with the Company's Registration Statement on Form S-1, Commission File No. 333-06931, and incorporated herein by reference)

 4.1 --Form of Stock Certificate of Common Stock of the Company (previously filed in connection with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 and incorporated herein by reference)

 5.1     --Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

23.1     --Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
           Exhibit 5.1)

23.2     --Consent of Arthur Andersen LLP

24.1     --Power of Attorney (included in the signature page of this
           Registration Statement)


ITEM 17 -- UNDERTAKINGS

         (a)      The undersigned Company hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)    to include any prospectus required by Section
10(a)(3) of the Securities Act;

                          (ii)    to reflect in the prospectus any facts or
events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                          (iii)   to include any material information with
respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

                  (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

             (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         (b) The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13 (a) or section 15 (d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (c) Insofar as indemnification for liabilities arising under the Securities act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on June 2, 1998.

                                     ADVANCE PARADIGM, INC.

                                     By: /s/ David D. Halbert
                                        ---------------------------------------
                                                      David D. Halbert
                                               Chairman of the Board, President
                                                  and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints David D. Halbert and Danny Phillips, and each of them, with the power to act without the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 2, 1998.




SIGNATURE                                                  TITLE
---------                                                  ------

  /s/ David D. Halbert                                     Chairman  of the  Board,  President  and Chief  Executive
---------------------------------------------              Officer
                    David D. Halbert

  /s/ Jon S. Halbert                                       Chief Operating Officer, Executive Vice President and
---------------------------------------------              Director
                    Jon S. Halbert

  /s/ T. Danny Phillips                                    Chief Financial Officer, Senior Vice President,
---------------------------------------------              Secretary and Treasurer (Principal Financial and
                    T. Danny Phillips                      Accounting Officer)

  /s/ Peter M. Castleman                                   Director
---------------------------------------------
                    Peter M. Castleman

  /s/ Rogers K. Coleman                                    Director
---------------------------------------------
                    Rogers K. Coleman

  /s/ Stephen L. Green                                     Director
---------------------------------------------
                    Stephen L. Green

  /s/ Jeffrey R. Jay                                       Director
---------------------------------------------
                    Jeffrey R. Jay

  /s/ Kenneth J. Linde                                     Director
---------------------------------------------
                    Kenneth J. Linde

  /s/ Michael D. Ware                                      Director
---------------------------------------------
                    Michael D. Ware

                                 EXHIBIT INDEX



3.1      --Amended and Restated Certificate of Incorporation of the Company
           (previously filed in connection with the Company's Registration
           Statement on Form S-1, Commission File No. 333-06931, and incorporated herein by reference)

3.2      --Amended and Restated Bylaws of the Company (previously filed in connection with the Company's Registration Statement on Form S-1,
           Commission File No. 333-06931, and incorporated herein by reference)

4.1      --Form of Stock Certificate of Common Stock of the Company (previously filed in connection with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 and incorporated herein by reference)

5.1      --Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

23.1     --Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
           Exhibit 5.1)

23.2     --Consent of Arthur Andersen LLP

24.1     --Power of Attorney (included in the signature page of this
           Registration Statement)